Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	THURSDAY, MARCH 14 2013

Performance Statistics

On-Time Experience

AA	Wed	MTD	Target
D-0	68.9	61.2	65.9
A+14	89.9	81.6	79.9

Eagle

D-0	74.0	65.0	74.0
A+14 DOT	87.2	73.4	83.4

Every Bag Counts

AA	Wed	MTD*	DOT Standard
	2.14	2.65	2.85

*	DOT claims per 1000 customers

Announcements

» Australia Anyone?

Have you always wanted to visit the land “Down Under?” To celebrate our one-year joint business anniversary with Qantas Airways, we’re providing you the opportunity to get to know our partner even better. What better way to “get to know Qantas” than by taking a trip on the airline? Learn more about the tremendous progress in our first year as a joint business and how to be entered for a chance to win two confirmed round-trip tickets on Qantas on new Jetnet. Don’t wait – the sweepstakes ends on Monday, March 18.

» Who Inspires You?

Is there a woman that has been an inspiration to you? March is Women’s History Month and we’d love to hear your stories. Take a minute to tell us about the woman who has touched your heart, changed your life, or inspired you. The most inspiring stories will be included in a Jetnet article to honor and celebrate women. We can’t wait to hear your story!

Third Party Solicitations to American Airlines Employees on Retirement Plan

Some of you may be receiving third-party solicitation emails or messages via LinkedIn or other social media forums about rolling your retirement plan accounts into a Self-Directed IRA. Please note that these solicitations are in no way supported by or affiliated with American. Furthermore, these messages may contain incorrect and false information. Unfortunately, we can’t control everything that is sent to you by outside companies, so we always advise caution when responding to these types of inquiries. For information about your retirement plan, please refer to the Summary Plan Description (SPD) that can be found in eHR Center on Jetnet for your applicable retirement plan. The company always encourages consulting with your own personal investment advisor.

Restructuring News

From The Fort Worth Star-Telegram

AMR Seeks Another Extension in Bankruptcy Proceeding

AMR Corp. has asked Bankruptcy Judge Sean Lane for another extension, this one to May 29, allowing the parent of American Airlines more time to submit a reorganization plan in its Chapter 11 bankruptcy proceeding. A hearing on the motion, filed Wednesday, is set for March 27 in Lane’s New York City court. That’s the same day Lane is already scheduled to hear the company’s request that he approve its proposed merger agreement with US Airways. Under AMR’s ongoing bankruptcy case, it enjoyed an initial “exclusivity period” of 120 days after filing its Chapter 11 petition on Nov. 29, 2011. During that period, only it could file a plan of reorganization. Lane has granted each of the company’s five previous requests for extension. The current exclusivity period is set to expire April 15. While that’s after the March 27 hearing before Lane on the merger plan, AMR said in its filing that another extension would allow the merger to be “achieved in an orderly and efficient manner.”

Industry News

From ATWOnline

FAA Approves Boeing Certification Plan for 787 Fix

The FAA has approved Boeing’s certification plan for a redesigned 787 battery system, a first step toward getting the Dreamliner back into the air. The certification plan would begin the process to evaluate the 787’s return to flight and requires Boeing to conduct extensive testing and analysis to demonstrate compliance with the applicable safety regulations and special conditions. The battery system improvements include a redesign of the internal battery components to minimize initiation of a short circuit within the battery, better insulation of the cells and the addition of a new containment and venting system, the FAA said.

The FAA granted Boeing permission to begin flight test activities on two airplanes: line number 86, which will conduct tests to demonstrate that the comprehensive set of solutions work as intended in flight and on the ground; and ZA005, which is scheduled to conduct engine improvement tests unrelated to the battery issue. Additional testing may be scheduled as needed, Boeing said. The FAA said it will approve the redesign only if the company successfully completes all required tests and analysis to demonstrate the new design complies with FAA requirements.

From Flightglobal.com

Lufthansa Orders 100 A320s, Plus A380s and 777-300ERs

Lufthansa Group will order 100 Airbus A320-family jets including 70 re-engined variants, as well as two Airbus A380s plus six Boeing 777-300ERs for its Swiss International Air Lines operation. Lufthansa will receive the A380s and 30 baseline A320s, while Swiss will take six 777s. The executive board has also “granted permission to conclude the ongoing negotiations” for 70 A320neo and A321neo aircraft. In 2012 Lufthansa’s group fleet decreased by nine aircraft, to 627, from the previous year but the company has deployed larger types to keep capacity stable.

Crude Oil and Jet Fuel

Closing Fuel Prices for Wednesday, March 13

Crude oil was $92.52 a barrel, down $0.02 from the previous day.

Jet fuel price was $124.71 a barrel, down $0.92.

It’s a Fact

In February, AMR’s consolidated international load factor of 74.6 percent was 2.2 points higher year-over-year. The Pacific entity recorded the highest load factor of 78.1 percent, an increase of 7.6 points versus February 2012.

JETWIRE is published by Communications. All editions are available on Jetnet.

Editor - Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the proxy statement, prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.